

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

September 20, 2018

<u>Via E-mail</u>
Brandon Lacoff
Chief Executive Officer
Belpointe REIT, Inc.
255 Glenville Road
Greenwich, CT 06831

> **Re: Belpointe REIT, Inc.**
> **Draft Offering Statement on Form 1-A**
> **Submitted August 24, 2018**
> **CIK No. 0001749817**

Dear Mr. Lacoff:

We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share repurchase program, including Regulation 14E, which would apply to any tender offer for securities issued pursuant to the Regulation A exemption. To the extent you have questions about the tender offer rules, you may contact the Division's Office of Mergers and Acquisitions at 202-551-3440.

2. We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, as amended. Please be advised that you are responsible for analyzing how your investments, investment strategy and business model will support that exemption. The staff has not reviewed and does not necessarily concur with your disclosure with respect to the availability of that exemption.

3. Please be advised that you are responsible for analyzing the applicability of the Investment Advisers Act of 1940 to your external Manager.

4. We note section 12 of your subscription agreement regarding arbitration, waiver of jury trial and limits on the ability to bring class action lawsuits. With a view toward disclosure, please tell us if you intend arbitration to be the exclusive means of resolving disputes. Please expand your risk factor on page 38 to further discuss how these provisions will impact holders of your common stock. Please address, without limitation, how these provisions may impact the rights of common stockholders, the reasons for adopting the provisions, and any questions as to enforceability of these provisions under federal and state law. In addition, please revise to:

   • Describe specifically the basis for your belief that these provisions are enforceable under federal law and state law;

   • Clarify whether the provisions apply to claims under the US federal securities laws and whether they apply to claims other than in connection with this offering;

   • To the extent the provisions apply to federal securities law claims, please revise the disclosure and the subscription agreement to state that by agreeing to the provisions, investors will not be deemed to have waived the company's compliance with the federal securities laws; and

   • Clarify whether purchasers of interests in a secondary transaction would be subject to the provisions.

5. We note your disclosure throughout the offering circular of the tax advantages from investing in a qualified opportunity fund. On page 3, you state that some of the benefits may be "at the election of the investor." Please revise your disclosure to clarify the process and procedures that investors must follow to make this election and avail themselves of the tax benefit.

6. We note your disclosure throughout the offering circular that as REIT you have the option of listing your common stock on a national exchange. Please note that qualification as a REIT by itself does not satisfy all the requirements to list on a national exchange. Given your disclosure elsewhere that you do not intend to list your common stock, please revise this disclosure to clarify the requirements you would need to satisfy for such listing. Alternatively, considering removing this disclosure.

7. We note your disclosure that closings of the sale of your shares will occur quarterly and that acceptance of subscriptions is subject to the company's discretion based upon the company's determination of meeting the 90% asset requirement. Please provide us with more information as to how these contemplated closings will work in conjunction with

this offering. For example, provide us with more detail regarding the mechanics of the closings, including how and when investors will be notified of acceptance and what rights subscribers may have after remitting payment, but prior to a closing. Finally, please tell us how these closings are appropriate under Rule 251(d)(3)(i)(F) of Regulation A.

Risk Factors, page 21

8. We note your disclosure on page 100 that your bylaws contain an exclusive forum provision. Please revise to include a risk factor discussing the risks to investors arising from this provision and the reasons why management adopted it. Please also tell us if the provision applies to claims made under federal securities laws.

Our Manager and the Management Agreement, page 56

9. We note your disclosure here and on page 63. Please clarify the principal occupations and employment of each executive officer and director during the past five years. For each director, please also briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Refer to Item 401(e) of Regulation S-K.

Principal Stockholders, page 67

10. Please provide the name(s) of the natural person(s) with voting or dispositive control over the securities owned by Belpointe, LLC.

Investment Objectives and Strategy, page 71

11. Please revise your disclosure to state your policy as to the amount or percentage of assets which will be invested in any specific property. Refer to Item 13(a) of Form S-11 for guidance.

Liquidity Event, page 83

12. We note your disclosure that you will implement a program through which you will attempt to match potential investors with existing stockholders desiring to sell their shares of common stock. Please provide us with additional detail regarding this program and the mechanics of how orders of buyers and sellers will be matched and processed. In your response, please clarify whether you intend to host a platform for trades pursuant to this program and the role you will play in executing orders. We may have further comment.

U.S. Federal Income Tax Considerations, page 109

13. Please expand your disclosure to provide an in depth discussion of qualified opportunity funds and the corresponding tax treatment of distributions made by such entities.

14. Please balance your prior performance narrative summary by discussing any material adverse business developments or conditions experienced by the prior programs. Refer to item 8.A.2 of Industry Guide 5.

Appendix A: Prior Performance Tables

Table III: Operating Results of Prior Programs, page A-4

15. We note that Table III sets forth the operating results of Beacon Hill and BMF. On page 92, however, you disclose that Beacon Hill is expected to be completed in June 2019. Given that Beacon Hill is not yet operating, please revise your disclosure to disaggregate the operating results of these two entities.

Appendix B

16. We note the waiver of jury trial provision on page B-11 references a notes offering, rather than the offering of common stock. Please revise.

      You may contact Bill Demarest, Staff Accountant, at (202) 551-3432 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3655 with any other questions.

      Sincerely,

      /s/ Sonia Gupta Barros

      Sonia Gupta Barros
      Assistant Director
      Office of Real Estate and
      Commodities

cc: Kenneth Betts